Announcement  |  Lisbon  |  3 March 2014

Results on liability management in connection with the transaction between PT and Oi

Portugal Telecom, SGPS SA (“PT”), following the Consent Solicitation Memorandum announced on 7 February 2014, today announces that it has obtained the consent from the holders of all the notes issued by Portugal Telecom International Finance B.V. (“PTIF”) under its Euro Medium Term Note (EMTN) programme (“PTIF Notes”).  PT has also obtained the consent from the holders of the Euro 750 million 4.125% per cent. Exchangeable Bonds due 2014 issued by PTIF (“Exchangeable Bonds”).  The total notional amount that was subject to this consent was Euro 5.1 billion and the quorum and votes are shown for each of the series:

Maturity	Type	Cupon	Issue date	Quorum	Votes in favour
Aug-14	Exchangeable	4.125%	28-Aug-2007	94%	100%
Feb-16	Fixed Rate	5.625%	8-Feb-2011	86%	100%
Mar-17	Fixed Rate	4.375%	24-Mar-2005	78%	99%
Nov-17	Fixed Rate	5.242%	30-Jul-2009	100%	100%
Apr-18	Fixed Rate	5.875%	17-Oct-2012	85%	100%
Nov-19	Fixed Rate	5.000%	2-Nov-2009	62%	99%
May-20	Fixed Rate	4.625%	10-May-2013	73%	100%
Jun-25	Fixed Rate	4.500%	16-Jun-2005	74%	83%

In what concerns the Euro 400 million 6.25% per cent. notes issued by Portugal Telecom, SGPS SA in July 2012 and due in July 2016 (“PT Notes”), the quorum required for the initial Meeting of the holders of the PT Notes of 50% of the Nominal Amount outstanding has not been met. With more than 19 thousand non-professional holders, the quorum obtained represented more than 45% of the PT Notes outstanding and the votes in favour represented more than 99% of the quorum obtained.

As such, the adjourned Meeting is scheduled for 18 March 2014, at 10:00 a.m. (Lisbon time), to be held at the Company’s registered office, located at Avenida Fontes Pereira de Melo, 40, in Lisbon, with the same agenda. In the adjourned meeting one or more persons present having procured the submission of the Declaration of Financial Intermediary or being proxies or representatives (whatever the nominal amount of the outstanding Notes held or represented by them) shall form a quorum.

Noteholders who submitted valid vote for the initial Meeting and would like to maintain their vote, will not need to take any further action and will be entitled to receive their early consent solicitation fee representing 0.40% of the aggregate nominal amount of Notes registered in the name of the relevant Noteholder on the New Record Date.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Please refer to the specific announcement related to the adjourned Meeting and the Consent Solicitation Memorandum for further information.

The consent solicitation is being made in connection with the transaction between PT and Oi that was announced on 2 October 2013.

Important Notice for U.S. Holders

The Consent Solicitation for the PT Notes and Exchangeable Bonds is made for the securities of a non-U.S. company. The Consent Solicitation for the PT Notes and Exchangeable Bonds is subject to disclosure requirements in Portugal and the United Kingdom that are different from those of the United States of America.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the Issuer is located in a foreign country, and some or all of its officers and directors are residents of foreign countries. You may not be able to sue a foreign company or its officers and directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

The distribution of this announcement in certain jurisdictions may be restricted by law and persons into whose possession this document comes are requested to inform themselves about, and to observe, any such restrictions. No action has been or will be taken in any jurisdiction in relation to the Consent Solicitation for the PT Notes and Exchangeable Bonds that would permit a public offering of securities.

Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell for the PT Notes and Exchangeable Bonds in any jurisdiction in which such offer or solicitation would be unlawful.

The Consent Solicitation with respect to the PTIF Notes was not made directly or indirectly in the United States of America.

Nothing in this announcement constitutes an offer to buy or the solicitation of an offer to sell the PTIF Notes in the United States of America or any other jurisdiction in which such offer or solicitation would be unlawful.

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